EXHIBIT 4.1

GENERAL FINANCE CORPORATION

and

WELLS FARGO BANK, NATIONAL ASSOCIATION,
as Trustee

INDENTURE

Dated as of May ●, 2014

SENIOR DEBT SECURITIES

TABLE OF CONTENTS

CROSS-REFERENCE TABLE

TIA Section		Indenture Section
310(a)(1)	....	7.10
(a)(2)	....	7.10
(a)(3)	....	N.A.
(a)(4)	....	N.A.
(b)	....	7.8; 7.10
311(a)	....	7.11
(b)	....	7.11
312(a)	....	2.7
(b)	....	12.3
(c)	....	12.3
313(a)	....	7.6
(b)(1)	....	7.6
(b)(2)	....	7.6
(c)	....	7.6
(d)	....	7.6
314(a)	....	3.2; 3.5; 12.2
(b)	....	N.A.
(c)(1)	....	12.4
(c)(2)	....	12.4
(c)(3)	....	N.A.
(d)	....	N.A.
(e)	....	12.5
315(a)	....	7.1
(b)	....	7.5; 12.2
(c)	....	7.1
(d)	....	7.1
(e)	....	6.11
316(a)(last sentence)	....	12.6
(a)(1)(A)	....	6.5
(a)(1)(B)	....	6.4
(a)(2)	....	N.A.
(b)	....	6.7
317(a)(1)	....	6.8
(a)(2)	....	6.9
(b)	....	2.6
318(a)	....	12.1

N.A. means Not Applicable.

Note: This Cross-Reference Table shall not, for any purpose, be deemed to be part of this Indenture.

THIS INDENTURE, dated as of May ●, 2014, is entered into by and between GENERAL FINANCE CORPORATION, a Delaware corporation (the "Company"), and WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association, as trustee (the "Trustee").

WITNESSETH:

WHEREAS, the Company may from time to time duly authorize the issue of its unsecured debentures, notes or other evidences of indebtedness to be issued in one or more series (the "Securities") up to such principal amount or amounts as may from time to time be authorized in accordance with the terms of this Indenture;

WHEREAS, the Company has duly authorized the execution and delivery of this Indenture to provide, among other things, for the authentication, delivery and administration of the Securities; and

WHEREAS, all things necessary to make this Indenture a valid indenture and agreement in accordance with its terms have been done;

NOW, THEREFORE:

In consideration of the premises and the purchases of the Securities by the holders thereof, the Company and the Trustee mutually covenant and agree for the equal and proportionate benefit of the respective holders from time to time of the Securities as follows:

ARTICLE I

Definitions and Incorporation by Reference

Section 1.1.   Definitions.

"Additional Amounts" means any additional amounts required by the express terms of a Security or by or pursuant to a Board Resolution, under circumstances specified therein or pursuant thereto, to be paid by the Company with respect to certain taxes, assessments or other governmental charges imposed on certain Holders and that are owing to those Holders.

"Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" have correlative meanings.

"Bankruptcy Law" means Title 11, United States Code or any similar Federal or state law for the relief of debtors.

"Board of Directors" means:

(1)   with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)   with respect to a partnership, the board of directors of the general partner of the partnership;

(3)   with respect to a limited liability company, the manager, managers, managing member or members or any controlling committee of managers or managing members thereof, as the case may be; and

(4)   with respect to any other Person, the board or committee of such Person serving a similar function.

"Board Resolution" means a copy of a resolution certified by a Vice President, the Secretary or an Assistant Secretary of the applicable Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

"Business Day" means any day other than a Saturday, a Sunday or a day on which banking institutions in the City of New York and Los Angeles or at a place of payment are authorized by law, regulation or executive order to remain closed. If a payment date is not a Business Day, payment may be made on the next succeeding day that is a Business Day, and no interest shall accrue for the intervening period.

"Capital Stock" means:

(1)   with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person, and all options, warrants or other rights to purchase or acquire any of the foregoing; and

(2)   with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person, and all options, warrants or other rights to purchase or acquire any of the foregoing.

"Capitalized Lease Obligation" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP, and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease.

"Code" means the Internal Revenue Code of 1986, as amended.

"Company" has the meaning ascribed to it in the first introductory paragraph of this Indenture.

"Company Order" and "Company Request" mean, respectively, a written order or request signed in the name of the Company by two Officers of the Company, and delivered to the Trustee.

"Custodian" means any receiver, trustee, assignee, liquidator, custodian or similar official under any Bankruptcy Law.

"Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

"Depositary" means, with respect to the Securities of any series issuable or issued in whole or in part in global form, the Person specified pursuant to Section 2.1 hereof as the initial Depositary with respect to the Securities of that series, until a successor shall have been appointed and become such pursuant to the applicable provision of this Indenture, and thereafter "Depositary" shall mean or include that successor.

"Dollar" or "$" means a dollar or other equivalent unit in such coin or currency of the United States as at the time shall be legal tender for the payment of public and private debt.

"DTC" means The Depository Trust Company, its nominees and their respective successors and assigns, or such other depositary institution hereinafter appointed by the Company.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

"GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time in the United States.

"Global Securities" of any series means a Security of that series that is issued in global form in the name of the Depositary with respect thereto or its nominee.

"Government Securities" means direct obligations of, or obligations guaranteed by, the United States of America for the payment of which obligations or guarantee the full faith and credit of the United States of America is pledged.

"Holder" means a Person in whose name a Security is registered in the applicable Securities Register.

"Indebtedness" means, with respect to any Person, (i) the principal of and any premium and interest on (a) indebtedness of such Person for money borrowed and (b) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all Capitalized Lease Obligations of such Person; (iii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business); (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (i) through (iii) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit); (v) all obligations of the type referred to in clauses (i) through (iv) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable as obligor, guarantor or otherwise, (vi) all obligations of the type referred to in clauses (i) through (v) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured; and (vii) any amendments, modifications, refundings, renewals or extensions of any indebtedness or obligation described as Indebtedness in clauses (i) through (vi) above.

"Indenture" means this Indenture as amended or supplemented from time to time by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof, including, for all purposes of this instrument and any such supplemental indenture, the provisions of the Trust Indenture Act that are deemed to be a part of and govern this instrument and any such supplemental indenture, respectively. The term "Indenture" shall also include the terms of any particular series of Securities established as contemplated by Section 2.1.

"Interest Payment Date," when used with respect to any Security, shall have the meaning assigned to that term in the Security as contemplated by Section 2.1.

"Lien" means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

"Maturity" means, with respect to any Security, the date on which the principal of that Security or an installment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity thereof, or by declaration of acceleration, call for redemption or otherwise.

"Non-U.S. Person" means a person who is not a U.S. person, as defined in Regulation S.

"Obligations" means any principal, premium, if any, interest, penalties, fees, indemnifications, reimbursements, charges, damages and other liabilities payable under the documentation governing any indebtedness.

"Officer" means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, any Executive Vice President, Senior Vice President, or Vice President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of such Person.

"Officers' Certificate" means, with respect to any Person, a certificate signed by two Officers of the Person, at least one of whom shall be the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer or the Treasurer.

"Opinion of Counsel" means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or any Subsidiary of the Company.

"Original Issue Discount Security" means any Security that provides for an amount less than the principal amount thereof to be due and payable on a declaration of acceleration of the Maturity thereof pursuant to Section 6.2.

"Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

"Redemption Date" when used with respect to any Security to be redeemed, in whole or in part, means the date fixed for such redemption by or pursuant to this Indenture.

"Redemption Price" means, with respect to any Security to be redeemed, the price at which it is to be redeemed pursuant to this Indenture.

"Restricted Subsidiary" of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary.

"SEC" means the Securities and Exchange Commission.

"Securities" has the meaning ascribed to it in the second introductory paragraph of this Indenture.

"Securities Act" means the Securities Act of 1933, as amended.

"Securities Register" means the register of Securities, maintained by the Registrar, pursuant to Section 2.5.

"Security Custodian" means, with respect to Securities of a series issued in global form, the Trustee for Securities of that series, as custodian with respect to the Securities of that series, or any successor entity thereto.

"Stated Maturity" means, with respect to any installment of interest or principal on any series of indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such indebtedness as of the date of this Indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

"Subsidiary" with respect to any Person, means:

(1)   any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary

circumstances shall at the time be owned, directly or indirectly, by such Person; or

(2)   any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

"TIA" or "Trust Indenture Act," except as otherwise provided in Section 9.3, means the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa 77bbbb), as in effect on the date hereof.

"Trust Officer" shall mean, when used with respect to the Trustee, any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person's knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.

"Trustee" means the Person named as such above until a successor replaces it in accordance with the applicable provisions of this Indenture, and thereafter "Trustee" means each Person who is then a Trustee hereunder, and if at any time there is more than one such Person, "Trustee" as used with respect to the Securities of any series means the Trustee with respect to Securities of that series.

"Unrestricted Subsidiary" of any Person means:

(1)   any Subsidiary of the Company that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided below; and

(2)   any Subsidiary of an Unrestricted Subsidiary.

"Voting Stock" of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote generally in the election of the Board of Directors of such Person.

Section 1.2.   Other Definitions.

Term	Defined in Section
"Agent Members"	2.16
"Corporate Trust Office"	3.3
"Covenant Defeasance"	8.3
"Defaulted Interest"	2.12
"Event of Default"	6.1
"Exchange Rate"	2.18
"Legal Defeasance"	8.2
"Legal Holiday"	12.8
"Paying Agent"	2.5

Term	Defined in Section
"protected purchaser"	2.9
"Registrar"	2.5
"Special Interest Payment Date"	2.12(a)
"Special Record Date"	2.12(a)
"Surviving Entity"	4.1

Section 1.3. Incorporation by Reference of Trust Indenture Act. This Indenture is subject to the mandatory provisions of the TIA which are incorporated by reference in and made a part of this Indenture. The following TIA terms have the following meanings:

"Commission" means the SEC.

"indenture securities" means the Securities.

"indenture security holder" means a Holder of a Security.

"indenture to be qualified" means this Indenture.

"indenture trustee" or "institutional trustee" means the Trustee.

"obligor" on any series of Securities means the Company and any other obligor on such series of Securities.

All other TIA terms used in this Indenture that are defined by the TIA, defined in the TIA by reference to another statute or defined by SEC rules promulgated under the TIA have the meanings assigned to them by such definitions.

Section 1.4. Rules of Construction. Unless the context otherwise requires:

(1) a term has the meaning assigned to it;

(2) an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

(3) "or" is not exclusive;

(4) "including" means including without limitation;

(5) words in the singular include the plural and words in the plural include the singular;

(6) the principal amount of any noninterest bearing or other discount security at any date shall be the principal amount thereof that would be shown on a balance sheet of the Company dated such date prepared in accordance with GAAP; and

(7) provisions apply to successive events and transactions.

ARTICLE II

The Securities

Section 2.1.   Form, Dating and Terms.

The aggregate principal amount of Securities that may be authenticated and delivered under this Indenture is unlimited.

The Securities may be issued in one or more series. There shall be established in or pursuant to a Board Resolution, and set forth, or determined in the manner provided, in an Officers' Certificate of the Company or in a Company Order, or established in one or more indentures supplemental hereto, prior to the issuance of Securities of any series:

(1)   the title of the Securities of the series (which shall distinguish the Securities of the series from the Securities of all other series);

(2)   if there is to be a limit, the limit upon the aggregate principal amount of the Securities of the series that may be authenticated and delivered under this Indenture (except for Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Securities of the series pursuant to Section 2.8, 2.9, 2.13, 2.16, 5.7 or 9.5 and except for any Securities that, pursuant to Section 2.4 or 2.16, are deemed never to have been authenticated and delivered hereunder); *provided, however*, that unless otherwise provided in the terms of the series, the authorized aggregate principal amount of such series may be increased before or after the issuance of any Securities of the series by a Board Resolution (or action pursuant to a Board Resolution) to such effect;

(3)   whether any Securities of the series are to be issuable initially in temporary global form and whether any Securities of the series are to be issuable in permanent global form, as Global Securities or otherwise, and, if so, whether beneficial owners of interests in any such Global Security may exchange such interests for Securities of such series and of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur, if other than in the manner provided in Section 2.16, and the initial Depositary and Security Custodian, if any, for any Global Security or Securities of such series;

(4)   the manner in which any interest payable on a temporary Global Security on any Interest Payment Date will be paid if other than in the manner provided in Section 2.12;

(5)   the date or dates on which the principal of and premium (if any) on the Securities of the series is payable or the method of determination thereof;

(6)   the rate or rates, or the method of determination thereof, at which the Securities of the series shall bear interest, if any, whether and under what

circumstances Additional Amounts with respect to such Securities shall be payable, the date or dates from which such interest shall accrue, the Interest Payment Dates on which such interest shall be payable and the record date for the interest payable on any Securities on any Interest Payment Date, or if other than provided herein, the Person to whom any interest on Securities of the series shall be payable;

(7) the place or places where, subject to the provisions of Section 3.3, the principal of, premium (if any) and interest on and any Additional Amounts with respect to the Securities of the series shall be payable;

(8) the period or periods within which, the price or prices (whether denominated in cash, securities or otherwise) at which and the terms and conditions upon which Securities of the series may be redeemed, in whole or in part, at the option of the Company, if the Company is to have that option, and the manner in which the Company must exercise any such option, if different from those set forth herein;

(9) [Reserved]

(10) the obligation, if any, of the Company to redeem, purchase or repay Securities of the series pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof and the period or periods within which, the price or prices (whether denominated in cash, securities or otherwise) at which and the terms and conditions upon which Securities of the series shall be redeemed, purchased or repaid in whole or in part pursuant to such obligation;

(11) if other than denominations of $2,000 and any integral multiple of $1,000 in excess thereof, the denomination in which any Securities of that series shall be issuable;

(12) if other than Dollars, the currency or currencies (including composite currencies) or the form, including equity securities, other debt securities (including Securities), warrants or any other securities or property of the Company, or any other Person, in which payment of the principal of, premium (if any) and interest on and any Additional Amounts with respect to the Securities of the series shall be payable;

(13) if the principal of, premium (if any) or interest on or any Additional Amounts with respect to the Securities of the series are to be payable, at the election of the Company or a Holder thereof, in a currency or currencies (including composite currencies) other than that in which the Securities are stated to be payable, the currency or currencies (including composite currencies) in which payment of the principal of, premium (if any) and interest on and any Additional Amounts with respect to Securities of such series as to which such election is made shall be payable, and the periods within which and the terms and conditions upon which such election is to be made;

(14)   if the amount of payments of principal of, premium (if any) and interest on and any Additional Amounts with respect to the Securities of the series may be determined with reference to any commodities, currencies or indices, values, rates or prices or any other index or formula, the manner in which such amounts shall be determined;

(15)   if other than the entire principal amount thereof, the portion of the principal amount of Securities of the series that shall be payable upon declaration of acceleration of the Maturity thereof pursuant to Section 6.2;

(16)   any additional means of satisfaction and discharge of this Indenture and any additional conditions or limitations to discharge with respect to Securities of the series pursuant to Article VIII or any modifications of or deletions from such conditions or limitations;

(17)   any deletions or modifications of or additions to the Events of Default set forth in Section 6.1 or covenants of the Company set forth in Article III pertaining to the Securities of the series;

(18)   any restrictions or other provisions with respect to the transfer or exchange of Securities of the series, which may amend, supplement, modify or supersede those contained in this Article II;

(19)   if the Securities of the series are to be convertible into or exchangeable for capital stock, other debt securities (including Securities), warrants, other equity securities or any other securities or property of the Company, or any other Person, at the option of the Company or the Holder or upon the occurrence of any condition or event, the terms and conditions for such conversion or exchange;

(20)   if applicable, that the Securities of the series, in whole or any specified part, shall not be defeasible pursuant to Section 8.2 or Section 8.3 or both such Sections, and, if such Securities may be defeased, in whole or in part, pursuant to either or both such Sections, any provisions to permit a pledge of obligations other than Government Securities (or the establishment of other arrangements) to satisfy the requirements of Section 8.4(1) for defeasance of such Securities and, if other than by a Board Resolution of the Company, the manner in which any election by the Company to defease such Securities shall be evidenced; and

(21)   any other terms of the series (which terms shall not be prohibited by the provisions of this Indenture).

All Securities of any one series shall be substantially identical except as to denomination and except as may otherwise be provided in or pursuant to the Board Resolution referred to above and (subject to Section 2.3) set forth, or determined in the manner provided, in the Officers' Certificate or Company Order referred to above or in any such indenture supplemental hereto.

If any of the terms of the series are established by action taken pursuant to a Board Resolution, a copy of an appropriate record of such action, together with such Board Resolution, shall be set forth in an Officers' Certificate or certified by the Secretary or an Assistant Secretary of the Company and delivered to the Trustee at or prior to the delivery of the Officers' Certificate or Company Order setting forth the terms of the series.

Section 2.2.   Denominations. The Securities of each series shall be issuable in such denominations as shall be specified as contemplated by Section 2.1. In the absence of any such provisions with respect to the Securities of any series, the Securities of such series denominated in Dollars shall be issuable in denominations of $2,000 and any integral multiples of $1,000 thereof.

Section 2.3.   Forms Generally. The Securities of each series shall be in fully registered form and in substantially such form or forms (including temporary or permanent global form) established by or pursuant to a Board Resolution or in one or more indentures supplemental hereto. The Securities may have notations, legends or endorsements required by law, securities exchange rule, the Company's certificate of incorporation, bylaws or other similar governing documents, agreements to which the Company is subject, if any, or usage (provided that any such notation, legend or endorsement is in a form acceptable to the Company). A copy of the Board Resolution establishing the form or forms of Securities of any series shall be delivered to the Trustee at or prior to the delivery of the Officers' Certificate or Company Order contemplated by Section 2.4 for the authentication and delivery of such Securities.

The definitive Securities of each series shall be printed, lithographed or engraved on steel engraved borders or may be produced in any other manner, all as determined by the Officers executing such Securities, as evidenced by their execution thereof.

The Trustee's certificate of authentication shall be in substantially the following form:

"This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

Wells Fargo Bank, National Association, as Trustee

By:_____
            Authorized Signatory"

Section 2.4.   Execution, Authentication, Delivery and Dating. Two Officers of the Company shall sign the Securities on behalf of the Company by manual or facsimile signature.

If an Officer of the Company whose signature is on a Security no longer holds that office at the time the Security, is authenticated, the Security shall be valid nevertheless.

A Security shall not be entitled to any benefit under this Indenture or be valid or obligatory for any purpose until authenticated by the manual signature of an authorized signatory of the Trustee, which signature shall be conclusive evidence that the Security has been authenticated under this Indenture. Notwithstanding the foregoing, if any Security has been

11

authenticated and delivered hereunder but never issued and sold by the Company, and the Company delivers such Security to the Trustee for cancellation as provided in Section 2.11, together with a written statement (which need not comply with Section 12.5 and need not be accompanied by an Opinion of Counsel) stating that such Security has never been issued and sold by the Company, for all purposes of this Indenture such Security shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of this Indenture.

At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Securities of any series executed by the Company to the Trustee for authentication, and the Trustee shall authenticate and deliver such Securities for original issue upon a Company Order for the authentication and delivery of such Securities or pursuant to such procedures acceptable to the Trustee as may be specified from time to time by Company Order. Such order shall specify the amount of the Securities to be authenticated, the date on which the original issue of Securities is to be authenticated, the name or names of the initial Holder or Holders and any other terms of the Securities of such series not otherwise determined. If provided for in such procedures, such Company Order may authorize (1) authentication and delivery of Securities of such series for original issue from time to time, with certain terms (including, without limitation, the Maturity dates or dates, original issue date or dates and interest rate or rates) that differ from Security to Security and (2) may authorize authentication and delivery pursuant to oral or electronic instructions from the Company or its duly authorized agent, which instructions shall be promptly confirmed in writing.

If the form or terms of the Securities of the series have been established in or pursuant to one or more Board Resolutions as permitted by Section 2.1, in authenticating such Securities, and accepting the additional responsibilities under this Indenture in relation to such Securities, the Trustee shall receive (in addition to the Company Order referred to above and the other documents required by Section 12.4), and (subject to Section 7.1) shall be fully protected in conclusively relying upon:

(a)   an Officers' Certificate of the Company setting forth the Board Resolution and, if applicable, an appropriate record of any action taken pursuant thereto, as contemplated by the last paragraph of Section 2.1; and

(b)   an Opinion of Counsel to the effect that:

(i)   the form of such Securities has been established in conformity with the provisions of this Indenture;

(ii)   the terms of such Securities have been established in conformity with the provisions of this Indenture;

(iii)   that such Securities, when authenticated and delivered by the Trustee and issued by the Company in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or transfer or other similar laws in effect from time to time affecting the rights of creditors generally, and the application of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law); and

(iv)   that all laws and requirements in respect of the execution and delivery by the Company of such Securities have been complied with.

If all the Securities of any series are not to be issued at one time, it shall not be necessary to deliver an Officers' Certificate and Opinion of Counsel at the time of issuance of each such Security, but such Officers' Certificate and Opinion of Counsel shall be delivered at or before the time of issuance of the first Security of the series to be issued.

The Trustee shall not be required to authenticate such Securities if the Trustee, being advised by counsel, determines that such action may not lawfully be taken or if the issuance of such Securities pursuant to this Indenture would affect the Trustee's own rights, duties or immunities under the Securities and this Indenture or otherwise in a manner not reasonably acceptable to the Trustee.

The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Securities. Unless limited by the terms of such appointment, any such authenticating agent may authenticate Securities whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with the Company, or an Affiliate of the Company.

Each Security shall be dated the date of its authentication.

Section 2.5.   Registrar and Paying Agent. The Company shall maintain an office or agency for each series of Securities where Securities of such series may be presented for registration of transfer or for exchange (the "Registrar") and an office or agency where Securities of such series may be presented for payment (the "Paying Agent"). The Company shall cause each of the Registrar and the Paying Agent to maintain an office or agency in the United States of America. The Registrar shall keep a register of the Securities and of their transfer and exchange (the "Securities Register"). The Company may have one or more co-registrars and one or more additional paying agents. The term "Paying Agent" includes any additional paying agent.

The Company shall enter into an appropriate agency agreement with any Registrar, Paying Agent or co-registrar not a party to this Indenture, which shall incorporate the terms of the TIA. The agreement shall implement the provisions of this Indenture that relate to such agent. The Company shall notify the Trustee of the name and address of each such agent. If the Company fails to maintain a Registrar or Paying Agent, the Trustee shall act as such and shall be entitled to appropriate compensation therefor pursuant to Section 7.7. The Company or any of its Subsidiaries may act as Paying Agent, Registrar, co-registrar or transfer agent.

The Company initially appoints the Trustee as Registrar and Paying Agent for the Securities.

Section 2.6. <u>Paying Agent to Hold Money in Trust</u>. By no later than 11:00 a.m. (New York City time) on the date on which any amount or Additional Amounts, if any, in respect of any Security is due and payable, the Company shall deposit with the Paying Agent a sum sufficient in immediately available funds to pay such amount or Additional Amounts, if any, when due. The Company shall require each Paying Agent (other than the Trustee) to agree in writing that such Paying Agent shall hold in trust for the benefit of the applicable Holders or the Trustee all money held by such Paying Agent for the payment of such amount and Additional Amounts, if any, on the applicable Securities and shall notify the Trustee in writing of any default by the Company in making any such payment. If the Company or a Subsidiary acts as Paying Agent, it shall segregate the money held by it as Paying Agent and hold it as a separate trust fund. The Company at any time may require a Paying Agent (other than the Trustee) to pay all money held by it to the Trustee and to account for any funds disbursed by such Paying Agent. Upon complying with this <u>Section 2.6</u>, the Paying Agent (if other than the Company or a Subsidiary) shall have no further liability for the money delivered to the Trustee. Upon any bankruptcy, reorganization or similar proceeding with respect to the Company, the Trustee shall serve as Paying Agent for the Securities.

Section 2.7. <u>Holder Lists</u>. The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Holders. If the Trustee is not the Registrar with respect to a series of Securities, or to the extent otherwise required under the TIA, the Company shall furnish to the Trustee, in writing at least five Business Days before each interest payment date with respect to such series of Securities and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of Holders of such series.

Section 2.8. <u>Transfer and Exchange</u>.

Except as set forth in <u>Section 2.16</u> or as may be provided pursuant to <u>Section 2.1</u>, when Securities of any series are presented to the Registrar with the request to register the transfer of those Securities or to exchange those Securities for an equal principal amount of Securities of the same series of like tenor and of other authorized denominations, the Registrar shall register the transfer or make the exchange as requested if its requirements and the requirements of this Indenture for those transactions are met; *provided, however*, that the Securities presented or surrendered for registration of transfer or exchange shall be duly endorsed or accompanied by a written instruction of transfer in form reasonably satisfactory to the Registrar duly executed by the Holder thereof or by his attorney, duly authorized in writing, on which instruction the Registrar can conclusively rely.

To permit registrations of transfers and exchanges, the Company shall execute Securities and the Trustee shall authenticate such Securities at the Registrar's written request and submission of the Securities (other than Global Securities). No service charge shall be made to a Holder for any registration of transfer or exchange (except as otherwise expressly permitted herein), but the Company may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than such transfer tax or similar governmental charge payable on exchanges pursuant to <u>Section 2.13, 5.7 or 9.5</u>). The Trustee shall authenticate Securities in accordance with the provisions of <u>Section 2.4</u>. Notwithstanding any other provisions of this Indenture to the contrary, the Company shall not be required to register the transfer or exchange of (a) any Security selected for redemption in whole or in part pursuant to Article V, except the unredeemed portion of any Security being redeemed in part or (b) any Security during the period beginning 15 Business Days before the mailing of notice of any offer to repurchase Securities of the series required pursuant to the terms thereof or of redemption of Securities of a series to be redeemed and ending at the close of business on the date of mailing.

Section 2.9.   Mutilated, Destroyed, Lost or Wrongfully Taken Securities. If a mutilated Security is surrendered to the Registrar or if the Holder of a Security claims that the Security has been lost, destroyed or wrongfully taken, the Company shall issue and the Trustee shall authenticate a replacement Security with respect to such series if the requirements of Section 8-405 of the Uniform Commercial Code are met, such that the Holder (a) satisfies the Company or the Trustee within a reasonable time after such Holder has notice of such loss, destruction or wrongful taking and the Registrar does not register a transfer prior to receiving such notification, (b) makes such request to the Company or Trustee prior to the Security being acquired by a protected purchaser as defined in Section 8-303 of the Uniform Commercial Code (a "protected purchaser") and (c) satisfies any other reasonable requirements of the Trustee. Such Holder shall furnish an indemnity bond sufficient in the judgment of the Company and the Trustee to protect the Company, the Trustee, the Paying Agent, the Registrar and any co-registrar from any loss which any of them may suffer if a Security is replaced, and, in the absence of notice to the Company or the Trustee that such Security has been acquired by a protected purchaser, the Company shall execute and, upon a Company Order, the Trustee shall authenticate and make available for delivery, in exchange for any such mutilated Security or in lieu of any such destroyed, lost or wrongfully taken Security, a new Security of like tenor and principal amount, bearing a number not contemporaneously outstanding.

In case any such mutilated, destroyed, lost or wrongfully taken Security has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Security of such series, pay such Security.

Upon the issuance of any new Security under this Section 2.9, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) in connection therewith.

Every new Security issued pursuant to this Section in lieu of any mutilated, destroyed, lost or wrongfully taken Security shall constitute an original additional contractual obligation of the Company and any other obligor upon the Securities of such series, whether or not the mutilated, destroyed, lost or wrongfully taken Security shall be at any time enforceable by anyone, and shall be entitled to all benefits of this Indenture equally and proportionately with any and all other Securities of such series duly issued hereunder.

The provisions of this Section 2.9 are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or wrongfully taken Securities.

Section 2.10. <u>Outstanding Securities</u>. Securities outstanding at any time are all Securities authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation, those paid pursuant to <u>Section 2.9</u> and those described in this <u>Section 2.10</u> as not outstanding. A Security ceases to be outstanding in the event the Company or a Subsidiary of the Company holds the Security, *provided*, *however*, that (i) for purposes of determining which are outstanding for consent or voting purposes hereunder, the provisions of <u>Section 12.6</u> shall apply and (ii) in determining whether the Trustee shall be protected in making a determination whether the Holders of the requisite principal amount of outstanding Securities are present at a meeting of Holders of Securities for quorum purposes or have consented to or voted in favor of any request, demand, authorization, direction, notice, consent, waiver, amendment or modification hereunder, or relying upon any such quorum, consent or vote, only Securities which a Trust Officer of the Trustee actually knows to be held by the Company or an Affiliate of the Company shall not be considered outstanding.

If a Security is replaced pursuant to <u>Section 2.9</u>, it ceases to be outstanding unless the Trustee and the Company receive proof satisfactory to them that the replaced Security is held by a protected purchaser.

If the Paying Agent segregates and holds in trust, in accordance with this Indenture, on a Redemption Date or maturity date money sufficient to pay all amounts and Additional Amounts, if any, payable on that date with respect to the Securities (or portions thereof) to be redeemed or maturing, as the case may be, and the Paying Agent is not prohibited from paying such money to the Holders on that date pursuant to the terms of this Indenture, then on and after that date such Securities (or portions thereof) cease to be outstanding and interest on them ceases to accrue.

Section 2.11. <u>Cancellation</u>. The Company at any time may deliver Securities to the Trustee for cancellation. The Registrar and the Paying Agent shall forward to the Trustee any Securities surrendered to them for registration of transfer, exchange or payment. The Trustee and no one else shall cancel all Securities surrendered for registration of transfer, exchange, payment or cancellation and dispose of such Securities in accordance with its internal policies (subject to the record retention requirements of the Exchange Act), and certification of their cancellation shall be delivered to the Company promptly upon receipt by the Trustee of a Company Request. The Company may not issue new Securities to replace Securities it has paid or delivered to the Trustee for cancellation for any reason other than in connection with a transfer or exchange.

Section 2.12. <u>Payment of Interest; Defaulted Interest</u>. Unless otherwise provided as contemplated by <u>Section 2.1</u> with respect to the Securities of any series, interest and Additional Amounts, if any, on any Security of such series which is payable, and is punctually paid or duly provided for, on any interest payment date shall be paid to the Person in whose name such Security (or one or more predecessor Securities) is registered at the close of business on the regular record date for such interest at the office or agency of the Company maintained for such purpose pursuant to <u>Section 2.8</u>.

Unless otherwise provided as contemplated by <u>Section 2.1</u> with respect to the Securities of any series, any interest and Additional Amounts, if any, on any Security of such series which is payable, but is not paid when the same becomes due and payable and such nonpayment continues for a period of 30 days shall forthwith cease to be payable to the Holder on the regular

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record date, and such defaulted interest and (to the extent lawful) interest on such defaulted interest at the rate provided for in the Securities therefor (such defaulted interest and interest thereon herein collectively called "Defaulted Interest") shall be paid by the Company, at its election in each case, as provided in clause (a) or (b) below:

(a)   The Company may elect to make payment of any Defaulted Interest to the Persons in whose names the Securities (or their respective predecessor Securities) are registered at the close of business on a Special Record Date (as defined below) for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Security and the date (not less than 30 days after such notice) of the proposed payment (the "Special Interest Payment Date"), and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this clause provided. Thereupon the Trustee shall fix a record date (the "Special Record Date") for the payment of such Defaulted Interest, which date shall be not more than 15 days and not less than 10 days prior to the Special Interest Payment Date and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Company of such Special Record Date, and in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date and Special Interest Payment Date therefor to be given in the manner provided for in Section 12.2, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date and Special Interest Payment Date therefor having been so given, such Defaulted Interest shall be paid on the Special Interest Payment Date to the Persons in whose names the Securities (or their respective predecessor Securities) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following clause (b).

(b)   The Company may make payment of any Defaulted Interest in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this clause, such manner of payment shall be deemed practicable by the Trustee.

(c)   The Trustee shall not at any time be under any duty or responsibility to any Holder to determine the Defaulted Interest, or with respect to the nature, extent, or calculation of the amount of Defaulted Interest owed, or with respect to the method employed in such calculation of the Defaulted Interest.

Subject to the foregoing provisions of this Section 2.12, each Security delivered under this Indenture upon registration of, transfer of or in exchange for or in lieu of any other Security shall carry the rights to interest and Additional Amounts, if any, each as accrued and unpaid, and to accrue, which were carried by such other Security.

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Section 2.13. <u>Temporary Securities</u>. Until definitive Securities of any series are ready for delivery, the Company may prepare and the Trustee shall authenticate temporary Securities of such series. Temporary Securities shall be substantially in the form of definitive Securities, but may have variations that the Company considers appropriate for temporary Securities. Without unreasonable delay, the Company shall prepare and the Trustee shall authenticate definitive Securities in exchange for temporary Securities. Until so exchanged, the temporary Securities shall in all respects be entitled to the same benefits under this Indenture as definitive Securities.

Section 2.14. <u>Persons Deemed Owners</u>. The Company, the Trustee, any Agent and any authenticating agent may treat the Person in whose name any Security is registered as the owner of that Security for the purpose of receiving payments of principal of, premium (if any) or interest on, or any Additional Amounts with respect to, that Security and for all other purposes. None of the Company, the Trustee, any Agent or any authenticating agent shall be affected by any notice to the contrary.

Section 2.15. <u>Computation of Interest</u>. Except as otherwise provided as contemplated by <u>Section 2.1</u> with respect to the Securities of any series, interest on the Securities shall be computed on the basis of a 360-day year of twelve 30-day months.

Section 2.16. <u>Global Securities; Book-Entry Provisions</u>. If Securities of a series are issuable in global form as a Global Security, as contemplated by <u>Section 2.1</u>, then, notwithstanding <u>clause (11)</u> of <u>Section 2.1</u> and the provisions of <u>Section 2.2</u>, any such Global Security shall represent those of the outstanding Securities of that series as shall be specified therein and may provide that it shall represent the aggregate amount of outstanding Securities of that series from time to time endorsed thereon and that the aggregate amount of outstanding Securities of that series represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges, transfers or redemptions. Any endorsement of a Global Security to reflect the amount, or any increase or decrease in the amount, of outstanding Securities of that series represented thereby shall be made by the Trustee (i) in such manner and upon instructions given by such Person or Persons as shall be specified in that Security or in a Company Order to be delivered to the Trustee pursuant to <u>Section 2.4</u> or (ii) otherwise in accordance with written instructions or such other written form of instructions as is customary for the Depositary for that Security, from that Depositary or its nominee on behalf of any Person having a beneficial interest in that Global Security. Subject to the provisions of <u>Section 2.4</u> and, if applicable, <u>Section 2.13</u>, the Trustee shall deliver and redeliver any Security in permanent global form in the manner and upon written instructions given by the Person or Persons specified in that Security or in the applicable Company Order. With respect to the Securities of any series that are represented by a Global Security, the Company authorizes the execution and delivery by the Depositary appointed with respect to that Global Security. Any Global Security may be deposited with the Depositary or its nominee, or may remain in the custody of the Trustee or the Security Custodian therefor pursuant to a FAST Balance Certificate Agreement or similar agreement between the Trustee and the Depositary. If a Company Order has been, or simultaneously is, delivered, any instructions by the Company with respect to endorsement or delivery or redelivery of a Security in global form shall be in writing but need not comply with <u>Section 12.5</u> and need not be accompanied by an Opinion of Counsel.

Members of, or participants in, the Depositary ("Agent Members") shall have no rights under this Indenture with respect to any Global Security held on their behalf by the Depositary, or the Trustee or the Security Custodian as its custodian, or under that Global Security, and the Depositary may be treated by the Company, the Trustee or the Security Custodian and any agent of the Company, the Trustee or the Security Custodian as the absolute owner of that Global Security for all purposes whatsoever. Notwithstanding the foregoing, (i) the registered holder of a Global Security of any series may grant proxies and otherwise authorize any Person, including Agent Members and Persons that may hold interests through Agent Members, to take any action that a Holder of Securities of that series is entitled to take under this Indenture or the Securities of that series and (ii) nothing herein shall prevent the Company, the Trustee or the Security Custodian or any agent of the Company, the Trustee, or the Security Custodian from giving effect to any written certification, proxy or other authorization furnished by the Depositary or shall impair, as between the Depositary and its Agent Members, the operation of customary practices governing the exercise of the rights of a beneficial owner of any Security.

Notwithstanding Section 2.8, and except as otherwise provided pursuant to Section 2.1, transfers of a Global Security shall be limited to transfers of that Global Security in whole, but not in part, to the Depositary, its successors or their respective nominees. Interests of beneficial owners in a Global Security may be transferred in accordance with the rules and procedures of the Depositary. Securities of any series shall be transferred to all beneficial owners of a Global Security of that series in exchange for their beneficial interests in that Global Security if, and only if, either (1) the Depositary notifies the Company that it is unwilling or unable to continue as depositary for such Global Security or the Depositary ceases to be a clearing agency registered under the Exchange Act, at a time when the Depositary is required to be so registered in order to act as depositary, and, in either case, a successor depositary is not appointed by the Company within 90 days of such notice, (2) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of definitive Securities or (3) a Default or Event of Default has occurred and is continuing with respect to the Securities.

In connection with any transfer of a portion of the beneficial interests in a Global Security to beneficial owners pursuant to this Section 2.16, the Registrar shall reflect on its books and records the date and a decrease in the principal amount of the Global Security in an amount equal to the principal amount of the beneficial interest in the Global Security to be transferred, and the Company shall execute and the Trustee on receipt of a Company Order for the authentication and delivery of Securities shall authenticate and deliver, one or more Securities of the same series of like tenor and amount.

In connection with the transfer of all the beneficial interests in a Global Security of any series to beneficial owners pursuant to this Section 2.16, the Global Security shall be deemed to be surrendered to the Trustee for cancellation, and the Company shall execute, and the Trustee shall authenticate and deliver, to each beneficial owner identified by the Depositary in exchange for its beneficial interest in the Global Security, an equal aggregate principal amount of Securities of that series of authorized denominations.

Neither the Company, nor the Trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, Securities by the Depositary, or for maintaining, supervising or reviewing any records of the Depositary relating to those

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Securities, or for any other actions taken or not taken by the Depositary. Neither the Company nor the Trustee shall be liable for any delay by the related Global Security Holder or the Depositary in identifying the beneficial owners, and each such Person may conclusively rely on, and shall be protected in conclusively relying on, instructions from that Global Security Holder or the Depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Securities to be issued).

The provisions of the last sentence of the third paragraph of Section 2.4 shall apply to any Global Security if that Global Security was never issued and sold by the Company and the Company delivers to the Trustee the Global Security together with written instructions (which need not comply with Section 12.5 and need not be accompanied by an Opinion of Counsel) with regard to the cancellation or reduction in the principal amount of Securities represented thereby, together with the written statement contemplated by the last sentence of the third paragraph of Section 2.4.

Notwithstanding the provisions of Sections 2.3 and 2.12, unless otherwise specified as contemplated by Section 2.1 with respect to Securities of any series, payment of principal of and premium (if any) and interest on and any Additional Amounts with respect to any Global Security shall be made to the Person or Persons specified therein.

Section 2.17. CUSIP Numbers, Etc. The Company in issuing the Securities of any series may use CUSIP numbers (if then generally in use) and, if so, the Trustee shall use CUSIP, ISIN and Common Code numbers in notices of redemption as a convenience to Holders of Securities of such series; *provided*, *however*, that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Securities of such series or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Securities of such series, and any such redemption shall not be affected by any defect in or omission of such numbers. The Company shall promptly notify the Trustee in writing of any change in the CUSIP, ISIN and Common Code numbers.

Section 2.18. Original Issue Discount and Foreign-Currency Denominated Securities. In determining whether the Holders of the required principal amount of outstanding Securities have concurred in any direction, amendment, supplement, waiver or consent, unless otherwise provided as contemplated by Section 2.1 with respect to the Securities of any series, (a) the principal amount of an Original Issue Discount Security of such series shall be the principal amount thereof that would be due and payable as of the date of that determination upon acceleration of the Maturity thereof pursuant to Section 6.2, and (b) the principal amount of a Security of such series denominated in a foreign currency shall be the Dollar equivalent, as determined by the Company by reference to the noon buying rate in The City of New York for cable transfers for that currency, as that rate is certified for customs purposes by the Federal Reserve Bank of New York (the "Exchange Rate") on the date of original issuance of that Security, of the principal amount (or, in the case of an Original Issue Discount Security, the Dollar equivalent, as determined by the Company by reference to the Exchange Rate on the date of original issuance of that Security, of the amount determined as provided in (a) above), of that Security.

ARTICLE III

Covenants

Section 3.1.   Payment of Securities. The Company shall promptly pay no later than 10:00 a.m. New York City time the principal of, premium, if any, on, and interest and Additional Amounts, if any, on the Securities on the dates and in the manner provided in the Securities and in this Indenture. Principal, premium, if any, interest and Additional Amounts, if any, shall be considered paid on the date due if on such date the Trustee or the Paying Agent holds in accordance with this Indenture immediately available funds sufficient to pay all principal, premium and interest and Additional Amounts, if any, then due and the Trustee or Paying Agent, as the case may be, is not prohibited from paying money to the Holders on that date pursuant to the terms of this Indenture.

The Company shall pay interest on overdue principal at the rate specified therefor in the Securities, and it shall pay interest on overdue installments of interest at the same rate to the extent lawful.

Notwithstanding anything to the contrary contained in this Indenture, the Company may, to the extent it is required to do so by law, deduct or withhold income or other similar taxes imposed by the United States of America from principal or interest payments hereunder.

Section 3.2.   Reports. So long as the Securities of any series are outstanding, the Company shall:

> (1)   furnish to the Trustee, within 15 days after the Company files the same with the SEC, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may from time to time by rules and regulations prescribe) which the Company files with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act; provided, however, that any such information, document or report filed with the SEC pursuant to its Electronic Data Gathering, Analysis and Retrieval (or EDGAR) system or any successor thereto shall be deemed to be filed with the Trustee; provided, however, that the Trustee shall have no responsibility whatsoever to determine whether such filing has occurred; and

> (2)   comply with the other provisions of TIA § 314(a).

Provided that, the delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers' Certificates).

Section 3.3.   Maintenance of Office or Agency. The Company will maintain in the United States of America an office or agency for any series of Securities where such Securities may be presented or surrendered for payment, where, if applicable, the Securities of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company in respect of the Securities of that series and this Indenture may be served. The designated corporate trust office of the Trustee at the address of the Trustee specified in Section 12.2 hereof, or such other address as the Trustee may designate from time to time by notice to the Holders and the Company, or the designated corporate trust office of any successor Trustee, or such other address as such successor Trustee may designate from time to time by notice to the Holders and the Company (the "Corporate Trust Office") shall be such office or agency of the Company, unless the Company shall designate and maintain some other office or agency for one or more of such purposes. The Company will give prompt written notice to the Trustee of any change in the location of any such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and the Company hereby appoints the Trustee as its agent to receive all such presentations, surrenders, notices and demands.

The Company may also from time to time designate one or more other offices or agencies where the Securities of one or more series may be presented or surrendered for any or all such purposes and may from time to time rescind any such designation; *provided, however*, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in the United States of America for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and any change in the location of any such other office or agency.

Section 3.4. Corporate Existence. Subject to Article IV, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence. This Section 3.4 shall not prohibit or restrict the Company from converting into a different form of legal entity.

Section 3.5. Compliance Certificate. The Company shall deliver to the Trustee within 120 days after the end of each fiscal year of the Company an Officers' Certificate, one of the signatories of which shall be the principal executive officer, the principal financial officer or the principal accounting officer of the Company, stating that in the course of the performance by the signers of their duties as Officers of the Company they would normally have knowledge of any Default or Event of Default and whether or not the signers know of any Default or Event of Default that occurred during such period. If they do, the certificate shall describe the Default or Event of Default, its status and what action the Company is taking or proposes to take with respect thereto. The Company also shall comply with TIA § 314(a)(4).

Section 3.6. Statement by Officers as to Default. So long as Securities of any series are outstanding, the Company shall deliver to the Trustee, as soon as possible and in any event within 5 Business Days after the Company becomes aware of the occurrence of any Event of Default or Default with respect to that series an Officers' Certificate setting forth the details of such Event of Default or Default and the action which the Company is taking or proposes to take in respect thereof.

Section 3.7. Additional Amounts. If the Securities of a series expressly provide for the payment of Additional Amounts, the Company will pay to the Holder of any Security of that series Additional Amounts as expressly provided therein. Whenever in this Indenture there is mentioned, in any context, the payment of the principal of or any premium or interest on, or in respect of, any Security of any series or the net proceeds received from the sale or exchange of any Security of any series, that mention shall be deemed to include mention of the payment of Additional Amounts provided for in this Section 3.7 to the extent that, in that context, Additional Amounts are, were or would be payable in respect thereof pursuant to the provisions of this Section 3.7, and express mention of the payment of Additional Amounts (if applicable) in any provisions hereof shall not be construed as excluding Additional Amounts in those provisions hereof where that express mention is not made.

Unless otherwise provided pursuant to Section 2.1 with respect to Securities of any series, if the Securities of a series provide for the payment of Additional Amounts, at least ten days prior to the first Interest Payment Date with respect to that series of Securities (or if the Securities of that series will not bear interest prior to Maturity, the first day on which a payment of principal and any premium is made), and at least ten days prior to each date of payment of principal and any premium or interest if there has been any change with respect to the matters set forth in the below-mentioned Officers' Certificate, the Company shall furnish the Trustee and the Company's principal Paying Agent or Paying Agents, if other than the Trustee, with an Officers' Certificate instructing the Trustee and such Paying Agent or Paying Agents whether that payment of principal of and any premium or interest on the Securities of that series shall be made to Holders of Securities of that series who are United States Aliens without withholding for or on account of any tax, assessment or other governmental charge described in the Securities of that series. If any such withholding shall be required, then that Officers' Certificate shall specify by country the amount, if any, required to be withheld on those payments to those Holders of Securities, and the Company will pay to that Paying Agent the Additional Amounts required by this Section. The Company covenants to indemnify the Trustee and any Paying Agent for and to hold them harmless against any loss, liability or expense reasonably incurred without negligence or bad faith on their part arising out of or in connection with actions taken or omitted by any of them in reliance on any Officers' Certificate furnished pursuant to this Section 3.7.

Section 3.8. Calculation of Original Issue Discount. If the Securities are issued with original issue discount, the Company shall file with the Trustee promptly at the end of each calendar year (i) a written notice specifying the amount of original issue discount (including daily rates and accrual periods) accrued on Outstanding Securities as of the end of such year and (ii) such other specific information relating to such original issue discount as may then be relevant under the Internal Revenue Code of 1986, as amended from time to time.

ARTICLE IV

Successors

Section 4.1. Merger, Consolidation or Sale of Assets. The Company shall not consolidate or combine with or merge with or into or, directly or indirectly, sell, assign (excluding any assignment solely as collateral for security purposes under a credit facility but not any outright assignment upon the foreclosure of any such collateral), convey, lease, transfer or otherwise dispose of all or substantially all of its assets to any Person or Persons in a single transaction or through a series of related transactions, unless:

(1)   the Company shall be the successor or continuing Person or, if the Company is not the successor or continuing Person, the resulting, surviving or transferee Person (the "Surviving Entity") is a company organized and existing under the laws of the United States, any State thereof or the District of Columbia that expressly assumes all of the Company's obligations under the Securities and this Indenture pursuant to a supplement hereto executed and delivered to the Trustee;

(2)   immediately after giving effect to such transaction or series of related transactions, no Event of Default has occurred and is continuing; and

(3)   the Company or the Surviving Entity shall have delivered to the Trustee an Officers' Certificate and Opinion of Counsel stating that the transaction or series of related transactions and any supplement hereto complies with the terms of this Indenture and constitutes the legal, valid and binding obligation of the Company or the Surviving Entity, enforceable against it in accordance with its terms.

If any consolidation or merger or any sale, assignment, conveyance, lease, transfer or other disposition of all or substantially all of its assets occurs in accordance with the terms hereof, the Surviving Entity shall succeed to, and be substituted for, and may exercise every right and power of the Company under this Indenture with the same effect as if such Surviving Entity had been named as the Company. The Company shall (except in the case of a lease) be discharged from all obligations and covenants under this Indenture and any Securities issued hereunder, and may be liquidated and dissolved.

ARTICLE V

Redemption of Securities

Section 5.1.   Applicability of Article. Redemption of Securities at the election of the Company or otherwise, as permitted or required by any provision of this Indenture, shall be made in accordance with such provision and (except as otherwise provided as contemplated by Section 2.1 with respect to the Securities of any series) this Article V.

Section 5.2.   Election to Redeem; Notice to Trustee. In case of any redemption of any series of Securities at the election of the Company, the Company shall notify the Trustee in writing at least 45 days prior to such Redemption Date (unless a shorter notice shall be satisfactory to the Trustee) and of the principal amount of Securities to be redeemed and shall deliver to the Trustee such documentation and records as shall enable the Trustee to select the Securities of such series to be redeemed pursuant to Section 5.3.

Section 5.3.   Selection by Trustee of Securities to Be Redeemed. If fewer than all of the Securities of any series are to be redeemed at any time, the Trustee will, subject to applicable law, select Securities of any series for redemption as follows:

(1)   if the Securities are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Securities are listed; or

(2)   if the Securities are not listed on any national securities exchange, in accordance with the procedures of DTC.

Section 5.4.   Notice of Redemption. Notice of redemption shall be given in the manner provided for in Section 12.2 not less than 30 nor more than 60 days prior to the Redemption Date, to each Holder of Securities to be redeemed, except that redemption notices may be given more than 60 days prior to a Redemption Date if such notice is issued in connection with a defeasance of the Securities or a satisfaction and discharge of this Indenture. Notice of any redemption may, at the Company's discretion, be subject to one or more conditions precedent. The Trustee shall give notice of redemption in the Company's name and at the Company's expense; provided, however, that the Company shall deliver to the Trustee, at least 45 days prior to the Redemption Date (unless a shorter notice shall be satisfactory to the Trustee), an Officers' Certificate requesting that the Trustee give such notice at the Company's expense and setting forth the information to be stated in such notice as provided in the following items.

All notices of redemption shall state:

(1)   the Redemption Date;

(2)   the redemption price and the amount of accrued interest and Additional Amounts, if any, to the Redemption Date payable as provided in Section 5.6;

(3)   if less than all outstanding Securities are to be redeemed, the identification of the particular Securities (or portion thereof) to be redeemed, as well as the aggregate principal amount of Securities to be redeemed and the aggregate principal amount of Securities to be outstanding after such partial redemption;

(4)   in case any Securities are is to be redeemed in part only, the notice which relates to such Securities shall state that on and after the Redemption Date, upon surrender of such Securities, the Holder will receive, without charge, a new Security or Securities of authorized denominations for the principal amount thereof remaining unredeemed;

(5)   that on the Redemption Date the redemption price (and accrued interest, if any, to the Redemption Date payable as provided in Section 5.6) will become due and payable upon each such Security, or the portion thereof, to be redeemed, and, unless the Company defaults in making the redemption payment, that interest and Additional Amounts, if any, on Securities (or the portions thereof) called for redemption will cease to accrue on and after said date;

(6)   the place or places where such Securities are to be surrendered for payment of the Redemption Price and accrued interest, if any;

(7) the name and address of the Paying Agent;

(8) that Securities called for redemption (other than a Global Security) must be surrendered to the Paying Agent to collect the redemption price;

(9) the CUSIP, ISIN or Common Code number, and may state that no representation is made as to the accuracy or correctness of the CUSIP, ISIN or Common Code number, if any, listed in such notice or printed on the Securities; and

(10) the section of this Indenture and the paragraph of the Securities pursuant to which the Securities are to be redeemed.

Any redemption and notice thereof pursuant to this Indenture may, in the Company's discretion, be subject to the satisfaction of one or more conditions.

Section 5.5. Deposit of Redemption Price. Not later than 10:00 a.m. New York City time on the Redemption Date, the Company shall deposit with the Trustee or with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust as provided in Section 2.6) an amount of money sufficient to pay the redemption price of, and accrued interest and Additional Amounts, if any, on, all the Securities which are to be redeemed on that date.

Section 5.6. Securities Payable on Redemption Date. Notice of redemption having been given as aforesaid, unless the notice of redemption is subject to one or more conditions precedent which have not been satisfied, the Securities so to be redeemed shall, on the Redemption Date, become due and payable at the redemption price therein specified (together with accrued and unpaid interest and Additional Amounts, if any, to the Redemption Date), and from and after such date (unless the Company shall default in the payment of the redemption price and accrued interest and Additional Amounts, if any) such Securities shall cease to bear interest and Additional Amounts, if any. Upon surrender of any such Security for redemption in accordance with said notice, such Security shall be paid by the Company at the redemption price, together with accrued and unpaid interest and Additional Amounts, if any, to the Redemption Date (subject to the rights of Holders of record on the relevant record date to receive interest and Additional Amounts, if any, due on an interest payment date that is on or prior to the Redemption Date).

If any Security called for redemption shall not be so paid upon surrender thereof for redemption, the principal (and premium, if any) shall, until paid, bear interest and Additional Amounts, if any, from the Redemption Date at the rate borne by the Securities.

Section 5.7. Securities Redeemed in Part. Any Security which is to be redeemed only in part (pursuant to the provisions of this Article V) shall be surrendered at the office or agency of the Company maintained for such purpose pursuant to Section 2.5 (with, if the Company or the Trustee so require, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or such Holder's attorney duly authorized in writing), and the Company shall execute, and the Trustee shall authenticate and make available for delivery to the Holder of such Security at the expense of the Company, a new Security or Securities, of any authorized denomination as requested by such Holder, in an aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Security so surrendered, *provided* that each such new Security will be in a principal amount of $1,000 or integral multiple thereof. No Securities of $1,000 or less may be redeemed in part.

ARTICLE VI

Defaults and Remedies

Section 6.1. <u>Events of Default</u>. Unless either inapplicable to a particular series or specifically deleted or modified in or pursuant to the supplemental indenture, Board Resolution, Officers' Certificate or Company Order establishing such series of Securities or in the form of Security for such series, each of the following constitutes an "<u>Event of Default</u>," wherever used herein with respect to Securities of any series:

(1)   the failure to pay any installment of interest or any Additional Amounts on any Security of that series when the same becomes due and payable and the default continues for a period of 30 days;

(2)   the failure to pay the principal of or any premium on any Security of that series, when such principal becomes due and payable, at maturity, upon redemption or otherwise;

(3)   a default in the observance or performance of any other covenant or agreement contained in this Indenture applicable to the Securities of that series or in the Securities of that series which default continues for a period of 60 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Securities of that series (except in the case of a default with respect to Section 4.1, which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

(4)   the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the stated principal amount of any Indebtedness of the Company or any Restricted Subsidiary of the Company, or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 20 days of receipt by the Company or such Restricted Subsidiary of notice of any such acceleration) if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final stated maturity or which has been accelerated (in each case with respect to which the 20-day period described above has elapsed), aggregates $10.0 million or more at any time;

(5)   one or more judgments in an aggregate amount in excess of $10.0 million shall have been rendered against the Company or any of its Restricted

Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

  (6) the Company or any Subsidiary of the Company:

    (i) commences a voluntary case under any Bankruptcy Law,

    (ii) consents to the entry of an order for relief against it in an involuntary case,

    (iii) consents to the appointment of a custodian or receiver of it or for all or substantially all of its property,

    (iv) makes a general assignment for the benefit of its creditors, or

    (v) admits in writing its inability to pay its debts as they become due; or

  (7) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

    (i) is for relief in an involuntary case against the Company or any Subsidiary of the Company;

    (ii) appoints a custodian or receiver of the Company or any Subsidiary or for all or substantially all of the property of any of the foregoing;

    (iii) orders the liquidation of the Company or any of its Subsidiaries; and the order or decree remains unstayed and in effect for 60 consecutive days;

  (8) the Company fails to deposit any sinking fund payment, when due, in respect of any Security of that series; or

  (9) any other Event of Default provided in or pursuant to this Indenture with respect to Securities of that series.

  Section 6.2. Acceleration. Except as otherwise provided as contemplated by Section 2.1 with respect to the Securities of such series, if any Event of Default with respect to any Securities of such series at the time outstanding (other than those of the type described in clause (6) or (7) of Section 6.1) occurs and is continuing, the Trustee may, and at the written direction of the Holders of at least 25% in aggregate principal amount of outstanding Securities of such series shall, declare the principal of all the Securities of that series, together with all accrued and unpaid interest and Additional Amounts, if any, and premium, if any, to be due and payable immediately by notice in writing to the Company and the Trustee specifying the respective Event of Default and that such notice is a notice of acceleration, and the same shall become immediately due and payable.

Except as otherwise provided as contemplated by Section 2.1 with respect to the Securities of any series, in the case of an Event of Default with respect to such series specified in clause (6) or (7) of Section 6.1 hereof, all outstanding Securities of such series shall become due and payable immediately without further action or notice by the Trustee or the Holders. Holders may not enforce this Indenture or the Securities except as provided in this Indenture.

Except as otherwise provided as contemplated by Section 2.1 with respect to the Securities of any series, at any time after a declaration of acceleration with respect to the Securities of such series, the Holders of a majority in principal amount of the Securities of that series then outstanding (by written notice to the Trustee) may, on behalf of the Holders of all the Securities of that series, rescind and cancel such declaration and its consequences if:

(1) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction;

(2) all existing Defaults and Events of Default with respect to Securities of that series have been cured or waived except nonpayment of principal of or interest on the Securities of that series that has become due solely by reason of such declaration of acceleration;

(3) to the extent the payment of such interest is lawful, interest (at the same rate specified in the Securities of such series) on overdue installments of interest and Additional Amounts, if any, and overdue payments of principal which has become due otherwise than by such declaration of acceleration has been paid;

(4) the Company has paid the Trustee its compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

(5) in the event of the cure or waiver of an Event of Default of the type described in clause (6) or (7) of Section 6.1, the Trustee has received an Officers' Certificate and Opinion of Counsel that such Event of Default has been cured or waived.

Section 6.3.   Other Remedies. If an Event of Default with respect to any series occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal of (or premium, if any) or interest or Additional Amounts, if any, on the Securities of such series or to enforce the performance of any provision of the Securities of such series or this Indenture with respect to such series.

The Trustee may maintain a proceeding even if it does not possess any of the Securities or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative.

Section 6.4. <u>Waiver of Past Defaults</u>. Except as otherwise provided as contemplated by <u>Section 2.1</u> with respect to the Securities of any series, the Holders of a majority in principal amount of the then outstanding Securities of such series by written notice to the Trustee may, on behalf of the Holders of all the Securities of such series, (a) waive, by their consent (including, without limitation consents obtained in connection with a purchase of, or tender offer or exchange offer for, Securities of such series), an existing Default or Event of Default, with respect to such series and its consequences or compliance with any provisions except (i) a Default or Event of Default in the payment of the principal of, or premium, if any, or interest or Additional Amounts, if any, on a Security of such series or (ii) a Default or Event of Default in respect of a provision that under <u>Section 9.2</u> cannot be amended without the consent of each Holder affected and (b) rescind any such acceleration with respect to the Securities of such series and its consequences if rescission would not conflict with any judgment or decree of a court of competent jurisdiction. When a Default or Event of Default is waived, it is deemed cured, but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any consequent right.

Section 6.5. <u>Control by Majority</u>. With respect to Securities of any series, the Holders of a majority in principal amount of the outstanding Securities of such series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture or, subject to <u>Sections 7.1</u> and <u>7.2</u>, that the Trustee determines is unduly prejudicial to the rights of the other Holders or would involve the Trustee in personal liability. Prior to taking any action hereunder, the Trustee shall be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

Section 6.6. <u>Limitation on Suits</u>. Subject to <u>Section 6.7</u>, a Holder of a Security of any series may not pursue any remedy with respect to this Indenture or the Securities of such series unless:

(1) such Holder has previously given to the Trustee written notice stating that an Event of Default is continuing with respect to such series;

(2) Holders of at least 25% in aggregate principal amount of the outstanding Securities of such series have requested in writing that the Trustee pursue the remedy;

(3) such Holders have offered to the Trustee security or indemnity satisfactory to it against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after receipt of the request and the offer of security or indemnity; and

(5) the Holders of a majority in principal amount of the outstanding Securities of such series have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

A Holder may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over another Holder (it being understood that the Trustee does not have an affirmative duty to ascertain whether or not such actions or forbearances are unduly prejudicial to such Holders).

Section 6.7. Rights of Holders to Receive Payment. Notwithstanding any other provision of this Indenture (including, without limitation, Section 6.6), the right of any Holder to receive payment of principal of, premium (if any) or interest or Additional Amounts, if any, when due on the Securities held by such Holder, on or after the respective due dates expressed in the Securities, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder.

Section 6.8. Collection Suit by Trustee. If an Event of Default specified in clauses (1) or (2) of Section 6.1 occurs and is continuing with respect to Securities of any series, the Trustee may recover judgment in its own name and as trustee of an express trust against the Company for the whole amount then due and owing (together with interest on any unpaid interest to the extent lawful) with respect to such series and the amounts provided for in Section 7.7.

Section 6.9. Trustee May File Proofs of Claim. The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee and the Holders allowed in any judicial proceedings relative to the Company, its Subsidiaries or its or their respective creditors or properties and, unless prohibited by law or applicable regulations, may vote on behalf of the Holders in any election of a trustee in bankruptcy or other Person performing similar functions, and any Custodian in any such judicial proceeding is hereby authorized by each Holder to make payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the compensation, expenses, disbursements and advances of the Trustee, its agents and its counsel, and any other amounts due the Trustee under Section 7.7. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.7 hereof out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 6.10. Priorities. If the Trustee collects any money or property pursuant to this Article VI, it shall pay out the money or property in the following order:

FIRST: to the Trustee and its counsel for amounts due under this Indenture, including payment of all compensation, expenses and liabilities incurred, and all advances made, by the Trustee and the costs and expenses of collection;

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SECOND: to Holders for amounts due and unpaid on the Securities in respect of which or for the benefit of which such money has been collected, for principal, premium, if any, and interest and Additional Amounts, if any, ratably, without preference or priority of any kind, according to the amounts due and payable on such Securities for principal, premium, if any, and interest and Additional Amounts, if any, respectively; and

THIRD: to the Company or to such other party as a court of competent jurisdiction may direct.

The Trustee may fix a record date and payment date for any payment to Holders pursuant to this Section 6.10. At least 15 days before such record date, the Company shall mail to each Holder and the Trustee a notice that states the record date, the payment date and amount to be paid.

Section 6.11. Undertaking for Costs. In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys' fees and expenses, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee, a suit by the Company, a suit by a Holder pursuant to Section 6.7 or a suit by Holders of more than 10% in outstanding principal amount of the Securities of any series.

ARTICLE VII

Trustee

Section 7.1. Duties of Trustee. (a) If an Event of Default has occurred and is continuing, the Trustee shall exercise the rights and powers vested in it by this Indenture and use the same degree of care and skill in their exercise as a prudent Person would exercise or use under the circumstances in the conduct of such Person's own affairs; provided that if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise the rights or powers under this Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee indemnity or security against loss, liability or expense satisfactory to the Trustee in its sole discretion.

(b)   Except during the continuance of an Event of Default with respect to the Securities of any series:

(1)   the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture, and the Trustee need perform only those duties that are specifically set forth in this Indenture and no others, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(2)   in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed

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therein, upon certificates, opinions or orders furnished to the Trustee and conforming to the requirements of this Indenture. However, in the case of any such certificates or opinions which by any provisions hereof are specifically required to be furnished to the Trustee, the Trustee shall examine such certificates and opinions to determine whether or not they conform on their face to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

(c)   The Trustee may not be relieved from liability for its own negligent action, its own negligent failure to act or its own willful misconduct, except that:

(1)   this paragraph does not limit the effect of paragraph (b) of this Section 7.1;

(2)   the Trustee shall not be liable for any error of judgment made in good faith by a Trust Officer unless it is proved that the Trustee was negligent in ascertaining the pertinent facts; and

(3)   the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.5.

(d)   Every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a), (b) and (c) of this Section 7.1.

(e)   The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Company.

(f)   Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

(g)   No provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers.

(h)   Every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section 7.1 and to the provisions of the TIA.

(i)   Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Company shall be sufficient if signed by an Officer of the Company.

(j)   The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders unless such Holders shall have offered to the Trustee security or indemnity satisfactory to it against the costs, expenses (including reasonable attorneys' fees and expenses) and liabilities that might be incurred by it in compliance with such request or direction.

Section 7.2.   Rights of Trustee. Subject to Section 7.1:

(a)   The Trustee may conclusively rely on any document (whether in its original or facsimile form) reasonably believed by it to be genuine and to have been signed or presented by the proper person. The Trustee need not investigate any fact or matter stated in the document.

(b)   Before the Trustee acts or refrains from acting, it may require an Officers' Certificate and/or an Opinion of Counsel. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on an Officers' Certificate and/or Opinion of Counsel.

(c)   The Trustee may act through its attorneys and agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care.

(d)   The Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within the rights or powers conferred upon it by this Indenture.

(e)   The Trustee may consult with counsel of its selection, and the advice or opinion of counsel with respect to legal matters relating to this Indenture and the Securities shall be full and complete authorization and protection from liability in respect of any action taken, omitted or suffered by it hereunder in good faith and in accordance with the advice or opinion of such counsel.

(f)   The Trustee is not required to make any inquiry or investigation into facts or matters stated in any document but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit and, if the Trustee determines to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company personally or by agent, in which case the Company shall be responsible for the reasonable expenses of such investigation.

(g)   The Trustee is not required to take notice and shall not be deemed to have notice of any Default or Event of Default hereunder with respect to any series of Securities, unless a Trust Officer of the Trustee has actual knowledge thereof or has received notice in writing of such Default or Event of Default from the Company or the Holders of at least 25% in aggregate principal amount of the Securities of such series then outstanding and such notice references the Securities and this Indenture, and in the absence of any such notice, the Trustee may conclusively assume that no such Default or Event of Default exists.

(h)   The Trustee is not required to give any bond or surety with respect to the performance of its duties or the exercise of its powers under this Indenture.

(i)   In the event the Trustee receives inconsistent or conflicting requests and indemnity from two or more groups of Holders of Securities, each representing less than the aggregate principal amount of Securities outstanding required to take any action thereunder, the Trustee, in its sole discretion may determine what action, if any, shall be taken.

(j)   The Trustee's immunities and protections from liability and its right to indemnification in connection with the performance of its duties under this Indenture shall extend to the Trustee's officers, directors, agents, attorneys and employees and to the Trustee in each of its capacities hereunder. Such immunities and protections and right to indemnification, together with the Trustee's right to compensation, shall survive the Trustee's resignation or removal, the discharge of this Indenture and final payments of the Securities.

(k)   The permissive right of the Trustee to take actions permitted by this Indenture shall not be construed as an obligation or duty to do so.

(l)   The Trustee shall have no duty to inquire as to the performance of the Company's covenants herein.

(m)   Any request or direction of the Company mentioned herein shall be sufficiently evidenced by a Company Request or Company Order and any resolution of the Board of Directors may be sufficiently evidenced by a Board Resolution.

(n)   In no event shall the Trustee be responsible or liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

(o)   The Trustee may request that the Company deliver a certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture.

Section 7.3.   Individual Rights of Trustee. The Trustee in its individual or any other capacity may become the owner or pledgee of Securities and may otherwise deal with the Company or its Affiliates with the same rights it would have if it were not Trustee. Any Paying Agent, Registrar, co-registrar or co-paying agent may do the same with like rights. However, the Trustee must comply with Sections 7.10 and 7.11.

Section 7.4.   Trustee's Disclaimer. The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture or the Securities, it shall not be accountable for the Company's use of the proceeds from the Securities, and it shall not be responsible for any statement of the Company in this Indenture or in any document issued in connection with the sale of the Securities or in the Securities other than the Trustee's certificate of authentication.

Section 7.5.   Notice of Defaults. If a Default or Event of Default with respect to the Securities of any series occurs and is continuing and if a Trust Officer has actual knowledge thereof, the Trustee shall mail to each Holder of a Security of such series notice of the Default or Event of Default within the later of 30 days after obtaining such knowledge and 90 days after it occurs, unless the Default was already cured or waived. Except in the case of a Default or Event of Default in payment of principal of, premium, if any, or interest or Additional Amounts, if any, on any Security of any series, the Trustee may withhold the notice if it in good faith determines that withholding the notice is in the interests of Holders of such series.

Section 7.6. Reports by Trustee to Holders. Within 60 days after each May 15 beginning with the May 15 following the date of this Indenture and for so long as the Securities of any series remain outstanding, the Trustee shall mail to each Holder of Securities of such series a brief report dated as of such reporting date that complies with TIA § 313(a). The Trustee also shall comply with TIA § 313(b). The Trustee shall also transmit by mail all reports required by TIA § 313(c).

A copy of each report at the time of its mailing to Holders of Securities of any series shall be filed with the SEC and each stock exchange (if any) on which the Securities of such series are listed. The Company agrees to notify promptly the Trustee in writing whenever the Securities of any series become listed on any stock exchange and of any delisting thereof.

Section 7.7. Compensation and Indemnity. The Company shall pay to the Trustee from time to time such compensation for its acceptance of this Indenture and services hereunder as the Company and the Trustee shall from time to time agree in writing. The Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust. The Company shall reimburse the Trustee upon request for all reasonable out-of-pocket expenses incurred or made by it, including costs of collection, costs of preparing and reviewing reports, certificates and other documents, costs of mailing of notices to Holders, in addition to the compensation for its services. Such expenses shall include the reasonable compensation and expenses, disbursements and advances of the Trustee's agents, counsel, accountants and experts. The Company shall indemnify the Trustee against any and all losses, liabilities, damages, claims, penalties, fines or expenses (including reasonable attorneys' and agents' fees and expenses) (for purposes of this Section 7.7, "losses") incurred by it in connection with the administration of this trust and the performance of its duties hereunder, including the costs and expenses of enforcing this Indenture (including this Section 7.7) and of defending itself against any claims (whether asserted by any Holder, the Company or otherwise), except to the extent such losses may be attributable to its negligence or willful misconduct as determined by a court of competent jurisdiction. The Trustee shall notify the Company promptly of any claim for which it may seek indemnity. Failure by the Trustee to so notify the Company shall not relieve the Company of its obligations hereunder. The Company shall defend the claim and the Trustee shall provide reasonable cooperation at the Company's expense in the defense. The Trustee may have separate counsel and the Company shall pay the reasonable fees and expenses of such counsel provided that the Company shall not be required to pay such fees and expenses if it assumes the Trustee's defense, and, in the reasonable judgment of outside counsel to the Trustee, there is no conflict of interest between the Company and the Trustee in connection with such defense. The Company shall not be under any obligation to pay for any written settlement without its consent, which consent shall not be unreasonably delayed, conditioned or withheld. The Company need not reimburse any expense incurred by the Trustee through the Trustee's own willful misconduct or gross negligence.

To secure the Company's payment obligations in this Section 7.7, the Trustee shall have a lien prior to the Securities on all money or property held or collected by the Trustee other than money or property held in trust to pay principal of, interest and Additional Amounts, if any, on particular Securities.

The Company's payment obligations pursuant to this Section 7.7 shall survive the discharge of this Indenture, the resignation or removal of the Trustee and payment in full of the Securities. When the Trustee incurs expenses after the occurrence of a Default specified in clauses (6) or (7) of Section 6.1 with respect to the Company, the expenses are intended to constitute expenses of administration under any Bankruptcy Law.

Section 7.8. Replacement of Trustee. The Trustee may resign at any time by so notifying the Company. The Holders of a majority in principal amount of the then outstanding Securities of any series may remove the Trustee with respect to the Securities of such series by so notifying the Trustee and may appoint a successor Trustee. The Company shall remove the Trustee if:

(1) the Trustee fails to comply with Section 7.10;

(2) the Trustee is adjudged bankrupt or insolvent;

(3) a receiver or other public officer takes charge of the Trustee or its property; or

(4) the Trustee otherwise becomes incapable of acting.

If the Trustee resigns or is removed by the Company or by the Holders of a majority in principal amount of the then outstanding Securities of any series and such Holders of such series do not reasonably promptly appoint a successor Trustee, or if a vacancy exists in the office of the Trustee for any reason (the Trustee in such event being referred to herein as the retiring Trustee), the Company shall promptly appoint a successor Trustee with respect to such series.

If a successor Trustee with respect to Securities of any series does not take office within 30 days after the retiring Trustee resigns or is removed, the retiring Trustee or the Holders of at least 10% in principal amount of the then outstanding Securities of such series may petition, at the Company's expense, any court of competent jurisdiction for the appointment of a successor Trustee with respect to Securities of such series.

If the Trustee with respect to the Securities of a series fails to comply with Section 7.10, unless the Trustee's duty to resign is stayed as provided in TIA § 310(b), any Holder who has been a bona fide Holder of a Security of such series for at least six months may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee with respect to such series.

In case of the appointment of a successor Trustee with respect to all Securities, each such successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee, to the Company. Thereupon the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, power and duties of the retiring Trustee under this Indenture. The successor Trustee shall mail a notice of its succession to

Holders. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, subject to the lien provided for in Section 7.7.

In case of the appointment of a successor Trustee with respect to the Securities of one or more (but not all) series, the Company, the retiring Trustee and each successor Trustee with respect to the Securities of one or more (but not all) series shall execute and deliver an indenture supplemental hereto in which each successor Trustee shall accept such appointment and that (1) shall confer to each successor Trustee all the rights, powers and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates, (2) if the retiring Trustee is not retiring with respect to all Securities, shall confirm that all the rights, powers and duties of the retiring Trustee with respect to the Securities of that or those series as to which the retiring Trustee is not retiring shall continue to be vested in the retiring Trustee and (3) shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee. Nothing herein or in such supplemental indenture shall constitute such Trustees co-trustees of the same trust, and each such Trustee shall be trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Trustee. Upon the execution and delivery of such supplemental indenture, the resignation or removal of the retiring Trustee shall become effective to the extent provided therein and each such successor Trustee shall have all the rights, powers and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates. On request of the Company or any successor Trustee, such retiring Trustee shall transfer to such successor Trustee all property held by such retiring Trustee as Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates. Such retiring Trustees shall, however, have the right to deduct its unpaid fees and expenses, including, without limitation, reasonable attorneys' fees and expenses.

Notwithstanding the replacement of the Trustee pursuant to this Section 7.8, the Company's obligations under Section 7.7 shall continue for the benefit of the retiring Trustee.

So long as no Event of Default, or no event which is, or after notice or lapse of time, or both, would become, an Event of Default, shall have occurred and be continuing, and except with respect to a Trustee appointed by the act of the Holders of a majority in principal amount of then outstanding Securities of any series, if the Company shall have delivered to the Trustee (1) a Board Resolution appointing a successor Trustee, effective as of a date specified therein, and (2) an instrument of acceptance of such appointment, effective as of such date, by such successor Trustee, then the Trustee shall be deemed removed, the successor Trustee shall be deemed to have been appointed by the Company and such appointment shall be deemed to have been accepted as contemplated, all as of such date, and all other provisions of this Section 7.8 shall be applicable to such removal, appointment and acceptance except to the extent inconsistent with this subsection.

Section 7.9.   Successor Trustee by Merger. If the Trustee consolidates with, merges or converts into, or transfers all or substantially all its corporate trust business or assets to, another corporation or banking association, the resulting, surviving or transferee corporation without any further act shall be the successor Trustee. The predecessor Trustee shall have no liability for any action or inaction by any successor Trustee.

In case at the time such successor or successors by merger, conversion or consolidation to the Trustee shall succeed to the trusts created by this Indenture, any of the Securities shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor trustee, and deliver such Securities so authenticated; and in case at that time any of the Securities shall not have been authenticated, any successor to the Trustee may authenticate such Securities either in the name of any predecessor hereunder or in the name of the successor to the Trustee; and in all such cases such certificates shall have the full force which it is anywhere in the Securities or in this Indenture.

Section 7.10. Eligibility; Disqualification. The Trustee shall at all times satisfy the requirements of TIA § 310(a). The Trustee shall have a combined capital and surplus of at least $50.0 million as set forth in its most recent published annual report of condition. The Trustee shall comply with TIA § 310(b); *provided*, *however*, that there shall be excluded from the operation of TIA § 310(b)(1) any indenture or indentures under which other securities or certificates of interest or participation in other securities of the Company are outstanding if the requirements for such exclusion set forth in TIA § 310(b)(1) are met.

Section 7.11. Preferential Collection of Claims Against Company. The Trustee shall comply with TIA § 311(a), excluding any creditor relationship listed in TIA § 311(b). A Trustee who has resigned or been removed shall be subject to TIA § 311(a) to the extent indicated.

ARTICLE VIII

Legal Defeasance and Covenant Defeasance

Section 8.1. Option to Effect Legal Defeasance or Covenant Defeasance. Unless otherwise designated pursuant to Section 2.1(20), the Securities of any series shall be subject to defeasance or covenant defeasance pursuant to Section 8.2 or 8.3, in accordance with any applicable requirements provided pursuant to Section 2.1 and upon compliance with the conditions set forth in this Article VIII. The Company may, at its option and at any time, elect to have either Section 8.2 or 8.3 hereof be applied to all outstanding Securities of any series so subject to defeasance or covenant defeasance. Any such election shall be evidenced by a Board Resolution of the Company or in another manner specified as contemplated by Section 2.1 for such Securities.

Section 8.2. Legal Defeasance and Discharge. Upon the Company's exercise under Section 8.1 hereof of the option applicable to this Section 8.2 with respect to Securities of any series, the Company shall, subject to the satisfaction of the conditions set forth in Section 8.4 hereof, be deemed to have been discharged from its Obligations with respect to all outstanding Securities of such series on the date the conditions set forth below are satisfied (hereinafter, "Legal Defeasance"). For this purpose, Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Securities with respect to such series, which shall thereafter be deemed to be "outstanding" only for the purposes of Section 8.5 hereof and the other Sections of this Indenture referred to in clauses (a) through (e) below, and to have satisfied all its other obligations under the Securities with respect to such series and this Indenture (and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged hereunder: (a) the rights of Holders of outstanding Securities with respect to such series to receive, solely from the trust fund described in Sections 8.4 and 8.5 hereof, and as more fully set forth in such Section, payments in respect of the principal of, premium, if any, and interest and Additional Amounts, if any, on such Securities when such payments are due, (b) the Company's Obligations with respect to such Securities under Article II and Sections 3.1 hereof, (c) the rights, powers, trusts, duties and immunities of the Trustee hereunder and the Company's obligations in connection therewith, (d) the optional redemption provisions, if any, with respect to such Securities, and (e) this Article VIII. If the Company exercises under Section 8.1 hereof the option applicable to this Section 8.2, subject to the satisfaction of the conditions set forth in Section 8.4 hereof, payment of the Securities with respect to such series may not be accelerated because of an Event of Default. Subject to compliance with this Article VIII, the Company may exercise its option under this Section 8.2 notwithstanding the prior exercise of its option under Section 8.3 hereof.

Section 8.3.   Covenant Defeasance. Upon the Company's exercise under Section 8.1 hereof of the option applicable to this Section 8.3 with respect to Securities of any series, the Company shall, with respect to such series of Securities, subject to the satisfaction of the conditions set forth in Section 8.4 hereof, be released from its obligations under the covenants contained in Sections 3.2 and 3.3, with respect to the outstanding Securities of such series on and after the date the conditions set forth in Section 8.4 hereof are satisfied (hereinafter, "Covenant Defeasance"), and the Securities of such series shall thereafter be deemed not "outstanding" for the purposes of any direction, waiver, consent or declaration or act of Holders of such series (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed "outstanding" for all other purposes hereunder (it being understood that such Securities shall not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding Securities of such series, the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default under Section 6.1 hereof, but, except as specified above, the remainder of this Indenture and such Securities shall be unaffected thereby. If the Company exercises under Section 8.1 hereof the option applicable to this Section 8.3, subject to the satisfaction of the conditions set forth in Section 8.4 hereof, payment of the Securities of such series may not be accelerated because of an Event of Default specified in clauses (4) (with respect to Sections 3.2 and 3.3), (6) and (7) of such Section 6.1.

Section 8.4.   Conditions to Legal or Covenant Defeasance. The following shall be the conditions to the application of either Section 8.2 or 8.3 hereof to the outstanding Securities of any series.

In order to exercise Legal Defeasance or Covenant Defeasance with respect to the Securities of any series:

(1)   the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Securities of such series, cash in U.S. dollars,

non-callable Government Securities, or a combination of cash in U.S. dollars, and non-callable Government Securities, in amounts as will be sufficient, in the written opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, and interest and Additional Amounts, if any, and premium, if any, on the outstanding Securities of such series on the stated date for payment or on the applicable Redemption Date, as the case may be, and the Company must specify whether the Securities of such series are being defeased to such stated date for payment or to a particular Redemption Date;

(2)   in the case of Legal Defeasance, the Company must deliver to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that: (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or (b) since the date of this Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the Holders of the outstanding Securities of such series will not recognize income, gain or loss for federal income tax law purposes as a result of such Legal Defeasance and shall be subject to federal income tax law in the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)   in the case of Covenant Defeasance, the Company must deliver to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that Holders of the outstanding Securities of such series shall not recognize income, gain or loss for federal income tax law purposes as a result of such Covenant Defeasance and shall be subject to federal income tax in the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)   no Default or Event of Default has occurred and be continuing with respect to the Securities of such series on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(5)   such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6)   the Company must deliver to the Trustee an Officers' Certificate stating that such deposit was not made by the Company with the intent of preferring the Holders of Securities of such series over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

(7)   the Company must deliver to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Section 8.5.   Deposited Cash and Government Securities to be Held in Trust; Other Miscellaneous Provisions. Subject to Section 8.6 hereof, all cash and non-callable Government Securities (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee), collectively for purposes of this Section 8.5, the "Trustee") pursuant to Section 8.4 hereof in respect of the outstanding Securities of such series shall be held in trust and applied by the Trustee, in accordance with the provisions of such Securities of such series and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as Paying Agent) as the Trustee may determine, to the Holders of Securities of such series of all sums due and to become due thereon in respect of principal, premium, if any, interest and Additional Amounts, if any, but such cash and securities need not be segregated from other funds except to the extent required by law.

The Company shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash or non-callable Government Securities deposited pursuant to Section 8.4 hereof or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Securities of such series.

Anything in this Article VIII to the contrary notwithstanding, the Trustee shall deliver or pay to the Company from time to time upon the request of the Company any cash or non-callable Government Securities held by it as provided in Section 8.4 hereof which, in the opinion of a nationally recognized independent registered public accounting firm expressed in a written certification thereof delivered to the Trustee (which may be the certification delivered under clause (1) of Section 8.4 hereof), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

Section 8.6.   Repayment to Company. Any cash or non-callable Government Securities deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of, premium, if any, on, or interest or Additional Amounts, if any, on, any Security of any series and remaining unclaimed for one year after such principal, premium, if any, or interest or Additional Amounts, if any, has become due and payable shall be paid to the Company on its request (unless an abandoned property law designates another Person) or (if then held by the Company) shall be discharged from such trust; and such Holder shall thereafter, as an unsecured creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such cash and securities, and all liability of the Company as Trustee thereof, shall thereupon cease.

Section 8.7.   Reinstatement. If the Trustee or Paying Agent is unable to apply any cash or non-callable Government Securities in accordance with Section 8.2, 8.3 or 8.5 hereof, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Company's obligations under this Indenture and the Securities of such series shall be revived and reinstated as though no deposit had occurred pursuant to Section 8.4 hereof until such time as the Trustee or Paying

Agent is permitted to apply all such cash and securities in accordance with Section 8.2, 8.3 or 8.5 hereof, as the case may be; *provided, however*, that, if the Company makes any payment of principal of, premium, if any, on, or interest or Additional Amounts, if any, on, any Security of such series following the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such series to receive such payment from the cash and securities held by the Trustee or Paying Agent.

ARTICLE IX

Amendments

Section 9.1. <u>Without Consent of Holders</u>. Except as otherwise provided as contemplated by Section 2.1 with respect to the Securities of any series, the Company and the Trustee may amend or supplement this Indenture or the Securities without notice to or consent of any Holder:

(1)   to cure any ambiguity, defect or inconsistency;

(2)   to provide for uncertificated Securities in addition to or in place of certificated Securities;

(3)   to establish the form or terms of Securities of any series as permitted by Section 2.1;

(4)   to provide for the assumption of the Company's obligations to Holders of Securities of any series in the case of a merger or consolidation or sale of all or substantially all of the Company's properties or assets, as applicable;

(5)   to comply with requirements of the SEC in order to maintain the qualification of this Indenture under the Trust Indenture Act;

(6)   to make any change that would provide any additional rights or benefits to the Holders of Securities of any series or that does not materially adversely affect the legal rights under this Indenture of any such Holder;

(7)   to add to the covenants of the Company for the benefit of the Holders of all or any series of Securities (and if such covenants are to be for the benefit of less than all series of Securities, stating that such covenants are expressly being included solely for the benefit of such series), or to surrender any right or power herein conferred upon the Company;

(8)   to add any additional Events of Default with respect to all or any series of the Securities (and, if any such Event of Default is applicable to less than all series of Securities, specifying the series to which such Event of Default is applicable);

(9)   to change or eliminate any of the provisions of this Indenture; *provided* that any such change or elimination shall become effective only when

there is no outstanding Security of any series created prior to the execution of such amendment or supplemental indenture that is adversely affected in any material respect by such change in or elimination of such provision;

(10) to supplement any of the provisions of this Indenture to such extent as shall be necessary to permit or facilitate the defeasance and discharge of any series of Securities pursuant to Section 8.1; *provided, however*, that any such action shall not adversely affect the interest of the Holders of Securities of such series or any other series of Securities in any material respect;

(11) to secure the Securities of any series;

(12) to evidence and provide for the acceptance under this Indenture of a successor trustee; or

(13) to conform the text of this Indenture or any Securities to the description thereof in any prospectus or prospectus supplement of the Company with respect to the offer and sale of Securities of any series, to the extent that such provision is inconsistent with a provision of this Indenture or the Securities, as provided in an Officers' Certificate.

After an amendment under this Indenture becomes effective, the Company is required to mail to the Holders of each Security affected thereby a notice briefly describing such amendment. However, the failure to give such notice to all the Holders of each Security affected thereof, or any defect therein, will not impair or affect the validity of the amendment or supplemental indenture under this Section 9.1.

Section 9.2.   With Consent of Holders. Except as otherwise provided as contemplated by Section 2.1 with respect to the Securities of any series, except as provided below in this Section 9.2, the Company, and the Trustee may amend or supplement this Indenture with the consent (including consents obtained in connection with a purchase of, or a tender offer or exchange offer for, Securities) of the Holders of a majority in principal amount of the then outstanding Securities of each series affected by such amendment or supplement (acting as separate classes).

Upon the request of the Company, accompanied by a Board Resolution, and upon the filing with the Trustee of evidence of the consent of the Holders as aforesaid, and upon receipt by the Trustee of the documents described in Section 9.5, the Trustee shall, subject to Section 9.6, join with the Company in the execution of such amendment or supplemental indenture.

Except as otherwise provided as contemplated by Section 2.1 with respect to the Securities of any series, the Holders of a majority in principal amount of the then outstanding Securities of one or more series or of all series affected by such waiver (acting as separate classes) may waive compliance in a particular instance by the Company with any provision of this Indenture with respect to Securities of such series (including waivers obtained in connection with a purchase of, or a tender offer or exchange offer for, Securities of such series).

However, except as otherwise provided as contemplated by <u>Section 2.1</u> with respect to the Securities of any series, without the consent of each Holder affected, an amendment, supplement or waiver may not (with respect to any Securities held by a non-consenting Holder):

(1) reduce the principal amount of Securities whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any Security or alter the provisions with respect to the redemption or repurchase of the Securities;

(3) reduce the rate of or change the time for payment of interest, including default interest on any Security;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Additional Amounts, if any, on the Securities (except a rescission of acceleration of the Securities by the Holders of at least a majority in aggregate principal amount of the then outstanding Securities and a waiver of the payment default that resulted from such acceleration);

(5) make any Security payable in currency other than that stated in the Securities;

(6) make any change in the provisions of this Indenture relating to waivers of past Defaults or the rights of Holders of Securities to receive payments of principal of, or interest or premium, if any, on the Securities (other than as permitted in <u>clause (7)</u> below);

(7) waive a redemption payment with respect to any Security;

(8) impair the right of a Holder of Securities to institute suit for the enforcement of any payment on the Securities; or

(9) make any change in the preceding amendment, supplement and waiver provisions.

It shall not be necessary for the consent of the Holders under this <u>Section 9.2</u> to approve the particular form of any proposed amendment, but it shall be sufficient if such consent approves the substance of the proposed amendment.

A supplemental indenture which changes or eliminates any covenant or other provision of this Indenture which has expressly been included solely for the benefit of one or more particular series of Securities, or which modifies the rights of the Holders of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under this Indenture of the Holders of any other series.

A consent to any amendment or waiver under this Indenture by any Holder of the Securities given in connection with a tender of such Holder's Securities will not be rendered invalid by such tender. After an amendment under this Section becomes effective, the Company shall promptly mail to Holders of each Security affected thereby a notice briefly describing such amendment. The failure to give such notice to all Holders of each Security affected thereby, or any defect therein, shall not impair or affect the validity of an amendment, supplemental indenture or waiver under this Section 9.2.

Section 9.3.   Compliance with Trust Indenture Act. Every amendment or supplement to this Indenture or the Securities shall comply with the Trust Indenture Act of 1939 as then in effect.

Section 9.4.   Revocation and Effect of Consents and Waivers. A consent to an amendment or a waiver by a Holder of a Security shall be in writing and bind the Holder and every subsequent Holder of that Security or portion of the Security that evidences the same debt as the consenting Holder's Security, even if notation of the consent or waiver is not made on the Security. However, any such Holder or subsequent Holder may revoke the consent or waiver as to such Holder's Security or portion of the Security if the Trustee receives the notice of revocation before the date the amendment or waiver becomes effective. After an amendment or waiver becomes effective with respect to a series of Securities, it shall bind every Holder of Securities of such series.

For purposes of this Indenture, the written consent of the Holder of a Global Security shall be deemed to include any consent delivered by an Agent Member by electronic means in accordance with the Automated Tender Offer Procedures system or other customary procedures of, and pursuant to authorization by, DTC.

The Company may, but shall not be obligated to, fix a record date for the purpose of determining the Holders entitled to give their consent or take any other action described above or required or permitted to be taken pursuant to this Indenture. The Trustee may, but shall not be obligated to, fix a record date for the purpose of determining the Holders of Securities of any series entitled to join in the giving, making or taking of (i) any notice permit to Section 6.1(4) or otherwise of any Default, (ii) any declaration of acceleration pursuant to Section 6.2, (iii) any request to institute proceedings pursuant to Section 6.6(2), or (iv) any direction referred to in Section 6.5, in each case with respect to such series. If a record date is so fixed, then notwithstanding the second preceding paragraph, those Persons who were Holders at such record date (or their duly designated proxies), and only those Persons, shall be entitled to give such consent or to revoke any consent previously given or to take any such action, whether or not such Persons continue to be Holders after such record date. No such consent shall become valid or effective more than 180 days after such record date.

Section 9.5.   Notation on or Exchange of Securities. If an amendment changes the terms of a Security, the Trustee may require the Holder of the Security to deliver it to the Trustee. The Trustee may place an appropriate notation on the Security regarding the changed terms and return it to the Holder. Alternatively, if the Company so determines, the Company in exchange for the Security shall issue and the Trustee shall authenticate a new Security that reflects the changed terms. Failure to make the appropriate notation or to issue a new Security shall not affect the validity of such amendment.

Section 9.6. Trustee To Sign Amendments. The Trustee shall sign any amendment authorized pursuant to this Article IX if the amendment does not adversely affect the rights, duties, liabilities or immunities of the Trustee. If it does, the Trustee may but need not sign it. In signing such amendment the Trustee shall receive indemnity satisfactory to it and shall receive, and (subject to Sections 7.1 and 7.2) shall be fully protected in conclusively relying upon an Officers' Certificate and an Opinion of Counsel stating that the execution of such amendment is authorized or permitted by this Indenture, that such amendment is the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to customary exceptions, and that such amendment complies with the provisions hereof (including Section 9.3).

ARTICLE X

[Reserved]

ARTICLE XI

Satisfaction and Discharge

Section 11.1. Satisfaction and Discharge. This Indenture will be discharged and will cease to be of further effect as to all Securities of any series issued hereunder (except as to surviving rights of registration of transfer or exchange of such Securities and as otherwise specified hereunder), when:

(1)   either:

(a)   all Securities of such series that have been authenticated, except lost, stolen or destroyed Securities that have been replaced or paid and Securities of such series for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

(b)   all Securities of such series that have not been delivered to the Trustee for cancellation have become due and payable or will become due and payable within one year by reason of the mailing of a notice of redemption or otherwise and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders of Securities of such series, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on such Securities not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest and Additional Amounts, if any, to the date of maturity or redemption;

47

(2)   no Default or Event of Default with respect to such series has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(3)   the Company has paid or caused to be paid all sums payable by it hereunder with respect to such series and pursuant to Section 7.7;

(4)   the Company has delivered irrevocable instructions to the Trustee hereunder to apply the deposited money toward the payment of such Securities at fixed maturity or the Redemption Date, as the case may be; and

(5)   the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, which state that all conditions precedent under this Indenture relating to the satisfaction and discharge of this Indenture with respect to such series have been satisfied.

ARTICLE XII

Miscellaneous

Section 12.1. Trust Indenture Act Controls. If any provision of this Indenture limits, qualifies or conflicts with another provision which is required to be included in this Indenture by the TIA, the provision required by the TIA shall control.

Section 12.2. Notices. Any notice or communication shall be in writing (including facsimile and electronic transmission in PDF format) and delivered in person, by telecopier or overnight air courier guaranteeing next day delivery or mailed by first-class mail addressed as follows:

if to the Company:

General Finance Corporation
39 East Union Street
Pasadena, California 91103
Attn: Christopher A. Wilson, General Counsel
Fax No.: (626) 795-8090
Email: notices@generalfinance.com

if to the Trustee:

Wells Fargo Bank, National Association
333 S. Grand Avenue
5th Floor, Suite 5A
Los Angeles, California 90071

Attn: Corporate Trust Services – Administrator for General Finance Corporation
Fax No: (213) 253-7598

The Company or the Trustee by notice to the others may designate additional or different addresses for subsequent notices or communications.

Any notice or communication mailed to a registered Holder shall be mailed to the Holder at the Holder's address as it appears on the registration books of the Registrar and shall be sufficiently given if so mailed within the time prescribed. The Registrar shall provide the Company with address information with respect to the Holders as promptly as practicable following the Company's request therefor. Any notice or communication shall also be mailed to any Person described in TIA § 3.13(c), to the extent required by the TIA.

Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it.

Section 12.3. <u>Communication by Holders with other Holders</u>. Holders may communicate pursuant to TIA § 312(b) with other Holders with respect to their rights under this Indenture or the Securities. The Company, the Trustee, the Registrar and anyone else shall have the protection of TIA § 312(c).

Section 12.4. <u>Certificate and Opinion as to Conditions Precedent</u>. Upon any request or application by the Company to the Trustee to take or refrain from taking any action under this Indenture, the Company shall furnish to the Trustee:

(1)   an Officers' Certificate in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in <u>Section 12.5</u> hereof) stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been fully complied with and satisfied; and

(2)   an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in <u>Section 12.5</u> hereof) stating that, in the opinion of such counsel, all such conditions precedent have been fully complied with and satisfied.

In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of an Officer of the Company may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such Officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous. Any such certificate or Opinion of Counsel may be based, and may state that it is so based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an Officer or Officers of the Company stating that the information with respect to such factual matters known to the Company, unless such counsel knows that the certificate or opinion or representations with respect to such matters are erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

Section 12.5. Statements Required in Certificate or Opinion. Each certificate or opinion with respect to compliance with a covenant or condition provided for in this Indenture (except for the Certificate specified in Section 3.5) shall include:

> (1) a statement that the individual making such certificate or opinion has read such covenant or condition;

> (2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

> (3) a statement that, in the opinion of such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

> (4) a statement as to whether or not, in the opinion of such individual, such covenant or condition has been complied with.

Section 12.6. When Securities Disregarded. In determining whether the Holders of the required principal amount of Securities of any series have concurred in any direction, waiver or consent, Securities owned by the Company or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company shall be disregarded and deemed not to be outstanding, except that, for the purpose of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Securities which a Trust Officer of the Trustee actually knows are so owned shall be so disregarded. Also, subject to the foregoing, only Securities outstanding at the time shall be considered in any such determination.

Section 12.7. Rules by Trustee, Paying Agent and Registrar. The Trustee may make reasonable rules for action by, or a meeting of, Holders. The Registrar and the Paying Agent may make reasonable rules for their functions.

Section 12.8. Legal Holidays. A "Legal Holiday" is a Saturday, a Sunday or other day on which commercial banking institutions are authorized or required to be closed in New York, New York and Los Angeles, California. If a payment date is a Legal Holiday, payment shall be made on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period. If a regular record date is a Legal Holiday, the record date shall not be affected.

Section 12.9. GOVERNING LAW; WAIVER OF JURY TRIAL. THIS INDENTURE AND THE SECURITIES SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. EACH OF THE COMPANY, THE TRUSTEE AND THE HOLDERS HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE SECURITIES OR THE TRANSACTION CONTEMPLATED HEREBY.

Section 12.10. No Recourse Against Others. No director, manager, officer, employee, incorporator, member, partner, stockholder or other owner of Capital Stock of the Company, as such, will have any liability for any obligations of the Company under the Securities or this Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder of Securities by accepting a Security waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Securities.

Section 12.11. Successors. All agreements of the Company in this Indenture and the Securities shall bind its successors. All agreements of the Trustee in this Indenture shall bind its successors.

Section 12.12. Multiple Originals. The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. One signed copy is enough to prove this Indenture. The exchange of copies of this Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

Section 12.13. Severability. In case any provision in this Indenture or in the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 12.14. No Adverse Interpretation of Other Agreements. This Indenture may not be used to interpret any other indenture, loan or debt agreement of the Company or any Subsidiary or any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

Section 12.15. Table of Contents; Headings. The table of contents, cross-reference sheet and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not intended to be considered a part hereof and shall not modify or restrict any of the terms or provisions hereof.

Section 12.16. Force Majeure. In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

Section 12.17. <u>U.S.A. Patriot Act.</u> The parties hereto acknowledge that in accordance with Section 326 of the U.S.A. Patriot Act, the Trustee, like all financial institutions and in order to help fight the funding of terrorism and money laundering, is required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account with the Trustee. The parties to this Indenture agree that they will provide the Trustee with such information as it may request in order for the Trustee to satisfy the requirements of the U.S.A. Patriot Act.

IN WITNESS WHEREOF, the parties have caused this Indenture to be duly executed as of the date first written above.

GENERAL FINANCE CORPORATION

By: _____
Name:
Title:

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Trustee

By: _____
Name:
Title: